Exhibit 2

Interim Consolidated Financial Statements

LUNA GOLD CORP.
(Expressed in United States dollars)
Three-month and six-month period ended June 30, 2006 and 2005
Period from January 20, 2003 (inception of new business)
to June 30, 2006

LUNA GOLD CORP.
Interim Consolidated Balance Sheets
(Expressed in United States dollars)

	June 30, 2006 (unaudited)	December 31, 2005 (audited)
Assets

Current assets:
Cash and cash equivalents	$60,443	$878,477
Short term investments	531,080	--
Amounts receivable (note 9)	35,955	55,382
Prepaid expenses	19,630	27,060
Deposits	--	49,972

Total current assets	647,108	1,010,891

Equipment (note 4)	1,223	1,651

Total assets	$648,331	$1,012,542
Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$86,322	$133,448
Payables to related parties (note 7)	15,270	10,445
Total current liabilities	101,592	143,893

Stockholders' equity:
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at June 30, 2006 and 24,572,700 at December 31, 2005 (note 6)	7,899,276	7,899,276
Additional paid-in capital	182,746	182,746
Deficit before inception of new business	(4,796,115)	(4,796,115)
Deficit accumulated since inception of new business	(2,782,789)	(2,431,352)
Accumulated other comprehensive income: Cumulative translation adjustment	43,621	14,094
Total stockholder's equity	546,739	868,649
Total liabilities and stockholders' equity	$648,331	$1,012,542

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

/s/ Tim Searcy Tim Searcy, Director	/s/ Marcel de Groot Marcel de Groot, Director

LUNA GOLD CORP.
Interim Consolidated Statements of Operations
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Three month period ended June 30,		Six month period ended June 30,		Period from January 20, 2003 (inception of new business) to June 30, 2006
	2006	2005	2006	2005

Operating expenses:
Business development	$28,274	$10,971	$53,088	$22,135	105,495
Consulting fees	--	34,784	--	70,287	354,945
Depreciation and amortization	247	760	488	1,542	5,963
Equity loss from operation of resource properties joint ventures	--	35,938	--	216,961	339,202
Exploration expense	16,788	51,824	34,847	83,409	518,761
Filing fees	4,537	5,838	9,498	24,399	75,364
General and administrative	8,435	10,831	17,159	21,750	140,607
Investor relations	--	1,079	--	2,106	26,423
Management fees to related parties (note 7)	6,681	5,944	13,178	12,059	81,463
Marketing and promotion	972	265	1,561	2,571	15,726
Organization expense	--	--	--	--	1,096
Professional fees	112,599	60,891	140,577	86,106	568,380
Rent	3,613	2,603	7,446	6,190	74,445
Travel	10,559	19,832	19,980	36,351	242,223
Wages and benefits	23,179	29,437	46,178	49,028	173,638
Expense recovery	(18,292)	--	(18,292)	--	(18,292)
Total expenses	197,592	270,997	325,708	634,894	2,705,439

Loss from operations	(197,592)	(270,997)	(325,708)	(634,894)	(2,705,439)
Foreign exchange gain (loss)	(35,550)	20,473	(32,711)	36,942	(89,566)
Interest income	6,744	1,513	6,982	1,513	13,966
Interest expense	--	--	--	(1,705)	(1,750)
Net loss for the period	$(226,398)	$(249,011)	$(351,437)	$(598,144)	$(2,782,789)

Loss per common share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.14)

Weighted average number of common shares outstanding: basic and diluted	24,572,700	24,572,700	24,572,700	23,820,096	19,318,370

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
Interim Consolidated Statements of Stockholders' Equity
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Common Shares		Additional Paid-In	Deficit accumulated Prior to Inception of New Business
	Shares	Amount	Capital
Balance, December 31, 2004	17,004,865	$5,628,926	$182,746	$(4,796,115)

Issuance of common stock on January 19, 2005 private placement	7,567,835	2,270,350	--	--

Balance, December 31, 2005	24,572,700	$7,899,276	$182,746	$(4,796,115)
Share issued during the period	--	--	--	--
Balance, June 30, 2006	24,572,700	$7,899,276	$182,746	$(4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2004	$(1,542,432)	$(29,600)	$(556,475)	$(1,080,080)

Loss for the period	(888,920)	--	(888,920)	(888,920)
Issuance of common stock on January 19, 2005 private placement	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	$(2,431,352)	$14,094	$868,649	$(845,226)

Loss for the period	(351,437)	--	(351,437)	(351,437)
Adjustment to cumulative translation account	--	29,527	29,527	29,527
Balance, June 30, 2006	$(2,782,789)	$43,621	$546,739	$(321,910)

The accompanying notes are an integral part of these financial statements.

LUNA GOLD CORP.
Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Three Month period ended June 30,		Six Month period ended June 30,		Period from January 20, 2003 (inception of new business) to June 30,
	2006	2005	2006	2005	2006
Cash flow from operating activities:
Net loss	$(226,398)	$(249,011)	$(351,437)	$(598,144)	$(2,782,789)
Items not affecting cash:
Depreciation and amortization	247	760	488	1,542	5,963
Issuance of shares for exploration	--	--	--	--	23,000
Equity in loss from operations	--	35,938	--	216,961	339,202

Changes in operating assets and liabilities:
Accounts receivable	4,461	(1,116)	21,331	2,034	14,177
Related party receivable	--	66,946	--	(83,054)	--
Prepaid expenses	27,199	(5,000)	27,649	(3,977)	25,955
Accounts payable and accrued liabilities	5,371	209	(70,956)	14,290	14,338
Note payable	--	--	--	(49,997)	384
Deposits	51,303	--	51,061	--	3,082
Net cash used in operating activities	(137,817)	(151,274)	(321,864)	(500,345)	(2,356,688)

Cash flow from investing activities:
Purchase of short-term investments	--	(301,413)	(647,676)	(301,413)	(647,676)
Redemption of short-term investments	126,889	--	126,889	--	126,889
Purchase/ disposal of equipment	--	--	--	--	(6,237)
Investment in resource properties joint ventures	--	(19,149)	--	(571,215)	(387,153)
Net cash used in investing activities	126,889	(320,562)	(520,787)	(872,628)	(914,177)

Cash flow from financing activities:
Payable to related parties	1,355	13,380	4,301	(538,319)	(23,439)
Proceeds from issuance of shares for cash	--	--	--	631,285	3,285,342
Net cash provided by financing activities	1,355	13,380	4,301	92,966	3,261,903

Increase (decrease) in cash and cash equivalents	(9,573)	(458,456)	(838,350)	(1,280,007)	(8,962)
Effect of exchange rate changes on foreign currency denominated cash balances	14,331	(4,310)	20,316	7,073	35,535
Cash and cash equivalents, beg. of period	55,685	687,691	878,477	1,497,859	33,870
Cash and cash equivalents, end of period	$60,443	$224,925	$60,443	$224,925	$60,443
Supplemental disclosure:
Interest income (expense) net	$6,744	$1,513	$6,982	$(192)	$16,526
Income taxes	--	--	--	--	--
Issuance for common stock for debt	--	--	--	--	23,000
Subscriptions converted to common stock	--	--	--	1,639,065	1,639,065

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
Interim Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Unaudited - Prepared by Management

Three-month and six-month period ended June 30, 2006 and 2005
Period from January 20, 2003 (inception of new business) to June 30, 2006

1.       Nature of Operations:

The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company's focus was on the streaming-media business. These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (note 3). As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements. Additional debt or equity financing will be required from existing shareholders or third parties in order to provide working capital for operations in the future. This debt or equity may not be available on reasonable terms or on any terms at all.

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, currently exists which raise substantial doubt upon the validity of this assumption. For the period ended June 30, 2006, the Company has a loss from operations of $351,437, an accumulated deficit of $2,782,789 since inception of new business, and has incurred an accumulated operating cash flow deficit of $2,356,688 since inception of new business. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.       Significant Accounting Policies:

(a)     Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

In the opinion of management, these interim consolidated financial statements reflect all adjustments, consisting solely of normal recurring accruals, considered necessary for a fair presentation of the financial position as at June 30, 2006 and 2005 and results of operations and cash flows for the six-months ended June 30, 2006 and 2005, and the period from January 20, 2003 (inception of new business) to June 30, 2006.

2.       Significant Accounting Policies (Cont'd):

(b)     Principles of consolidation:

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (China) Corp. and Luna Gold (Liaoning) Corp. All significant inter-company transactions and balances have been eliminated.

(c)     Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

(d)     Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date; share capital at historical rates; and revenues and expenses are translated at the average rate for the period. Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(e)     Equipment:

Equipment is recorded at cost. Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(f)     Stock options and stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. For the six-months ended June 30, 2006 and 2005, no stock-based compensation has been recognized in expenses.

2.       Significant Accounting Policies (Cont'd):

If the fair-value method had been used, an additional expense of $294,093 would have been recognized for stock-based compensation for the six-month period ended June 30, 2006 (2005 - $8,318), and $510,819 for the period from inception of new business on January 20, 2003 to June 30, 2006. Pro forma basic and diluted loss per share would have been $0.03, and $0.17 respectively.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility - 90%; risk-free interest rate - 5%; dividend yield - Nil; term - five years. The average fair value of each option granted during the six-month period ending June 30, 2006 is $0.19 (2005 - Nil).

(g)     Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods. Excluded from the weighted average number of common shares are 213,839 common shares (June 30, 2006 - 213,839) held in escrow that are to be released based on financial performance criteria (note 6 (a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Excluded from the calculation of diluted loss per share are all outstanding stock options (2005 - 1,895,000).

(h)     Income taxes:

Income taxes are accounted for under the asset and liability method. Current taxes are recognized for the estimated income taxes for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(i)     Mineral property interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

3.     Mining Property Interests

(a)     Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") a private U.S. company, to acquire a 100% interest in certain mining claims known as the Blue Mountain project. The project, which is made up of 31 unpatented mining claims, is located in

3.       Mining Property Interests (Cont'd):

Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

In accordance with the terms of the agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:
(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Two years following the Approval Date a payment in the amount of $20,000 (PAID);
(iv)	three years following the Approval Date a payment in the amount of $30,000 (PAID);
(v)	four years following the Approval Date a payment in the amount of $40,000;
(vi)	five years following the Approval Date a payment in the amount of $100,000; and
(vii)	six years following the Approval Date a payment in the amount of $1,300,000 (the "Final Payment").

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.

(b)     Red Rock Property

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004. Further to an amended agreement dated September 9, 2005, the Company is required to make further cash payments and incur exploration expenditures totalling $1,400,000 each over a 15 year period at the Company's options as follows:

3.       Mining Property Interests (Cont'd):

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000 Completed
March 1, 2007	$35,000	$100,000
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000
March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

(c)     Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

3.       Mining Property Interests (Cont'd):

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(e)     Aurizona Goldfields Corporation

On June 28, 2006 the Company entered into a share purchase agreement with Eldorado Gold Corp. ("Eldorado") to acquire shares of Aurizona Goldfields Corporation for $6,670,000 (the "Purchase Price"). Eldorado's share position in Aurizona represents 50% of Aurizona's issued shares.

The owner of the other 50% of the issued shares of Aurizona is Brascan Rescursos Naturals S.A. ("Brascan"), a wholly owned subsidiary of Brascan Brasil.

The Company and Eldorado have agreed to complete the purchase and sale of the shares of Aurizona on October 11, 2006 (the "Closing Date). The conditions to the closing are:

(a)   On or before the Closing Date, the Company obtaining all regulatory consents, approvals and authorizations, including acceptance of the proposed transactions by the TSX Venture Exchange;

3.       Mining Property Interests (Cont'd):

(b)   On or before the Closing Date, the Company completing a private placement of common shares or other securities for net proceeds of not less than $1,000,000; and

(c)   On or before the Closing Date, Eldorado and Brascan satisfying the requirements of the shareholders' agreement relating to share transfers, including the exchange of releases of any claims against each other and against Aurizona.

The Purchase Price is payable in cash on the Closing Date.

The Company has agreed to borrow $5,500,000 (the "Loan") from Eldorado. The terms of re-payment of the Loan are as follows:

    $500,000 182 days after the Closing Date

    $2,000,000 on the first anniversary of the Closing Date

    $3,000,000 on the 2nd anniversary of the Closing Date

If the Company engages in any public or private equity financing which independently or in aggregate exceeds $7,500,000 then 50% of the net proceeds exceeding the amount are to be paid to reduce the outstanding Loan balance.

A debenture will be issued as security for the Loan charging all of the Company's assets other than the Aurizona shares, the interest in the Red Rock property in Nevada and office equipment and office lease.

The Company has also agreed to issue, by private placement, 3,000,000 common shares of at a price of $0.2233 per share.

The proceeds of the Loan and the Private Placement shall fund the payment of the Purchase Price.

4.       Equipment:

			June 30, 2006	December 31, 2005
	Cost	Accumulated Amortization	Net book value	Net book value
Computer hardware and software	$44,387	$43,164	$1,223	$1,651

5.     Commitments:

During the 2004 year, the Company entered into leasing agreements with respect to office and equipment leases expiring in August 2006. Arrangement has been made for Pathway Capital Ltd., a related party (note 7 (b)) to manage these leases. The Company will reimburse Pathway based on estimated usage of office space and other equipment. The balance of the 2006 lease obligation is estimated to be $5,875.

6.       Stockholders' Equity:

(a)     Escrowed stock:

At June 30, 2006, 213,839 (2005 - 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b)     Stock options:

A summary of the status of the Company's stock options at June 30, 2006 and June 30, 2005 and changes during the periods ended on those dates is presented below:

	June 30, 2006		June 30, 2005
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	1,200,000	$0.27	1,860,000	$0.28
Granted	115,000	0.19	50,000	0.23
Granted	1,425,000	0.27	--	--
Exercised	--	--	--	--
Expired/ cancelled	--	--	(15,000)	0.25
Outstanding, end of period	2,740,000	$0.27	1,895,000	$0.28
Options exercisable	1,213,000	$0.27	1,586,668	$0.27

A total of 1,540,000 options were granted in the six-month period ended June 30, 2006 of which 1,425,000 are still subject to a four month hold period which expires on September 15, 2006.

(c)     Warrants:

As at June 30, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007. Each warrant is convertible into one common share and is exercisable at $0.50.

7.     Related Party Transactions:

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)     During the periods ended June 30 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and officers as follows:

	Three-Months Ended June 30,	Six-Months Ended June 30,

2006	$18,000	$18,000
2005	$33,464	$63,464

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

(b)     The Company is charged by Pathway Capital Ltd. (Pathway), a company with one common director, CAD $2,500 per month in consideration for which
          Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the periods ended June 30, 2006 and 2005 were as follows:

	Three-Months Ended June 30,	Six-Months Ended June 30,

2006	$6,681	$13,178
2005	$5,944	$12,059

In addition, Pathway charges the Company for rent and other administrative services as follows:

	Three-Months Ended June 30,	Six-Months Ended June 30,

2006	$31,490	$50,878
2005	$12,290	$42,291

8.       Financial Instruments and Risk Management:

(a)     Fair values:

The carrying amounts of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and amounts due to related parties approximate their fair values due to their ability for prompt liquidation or short-term to maturity. The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

8.       Financial Instruments and Risk Management (Cont'd):

(b)     Foreign currency risk:

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at June 30, 2006.

9.     Amounts Receivable:

Of the amounts receivable, $30,185 is held in a trust account in China. Due to foreign exchange control of the People's Republic of China, this amount may not be able to be converted into foreign currency and remitted abroad.

10.     Subsequent Events:

(a)     Nevada Claims Letter Agreements

On July 8, 2006 and July 20, 2006 the Company signed letter agreements to acquire a 100% interest in two claim blocks in southern Nevada.

Each agreement requires that Luna pay $1,000,000 and perform $1,000,000 of work, on each claim block over six years. The payments required in the first year are $5,000 and the work commitment is $25,000. Each property will be subject to a 2% NSR; Luna can reduce each NSR to 1% with payments of $1,000,000.

(b)     Commitment

The Company has entered into a lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. (note 7 (b)) to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.

(c)     Option Grants

The Company granted 150,000 stock options to an officer of the Company at a price of CAD $0.45. The options expire on August 24, 2011.

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